                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K



Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Twelve-Month Period Ended December 31, 1998

Commission File No. 0-20165

A. Full title of the plan and the address of the plan if different from that of the issuer named below:


       STERIS Corporation 401(k) Plan and Trust


B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:


       STERIS Corporation
       5960 Heisley Road
       Mentor, Ohio  44060

                                                Audited Financial Statements and
                                                Supplemental Schedules

                                                STERIS CORPORATION 401(k) PLAN
                                                AND TRUST


                                                December 31, 1998 and 1997


                                                Plan Sponsor
                                                STERIS CORPORATION
                                                5960 Heisley Road
                                                Mentor, Ohio  44060


                                                Plan Administrator
                                                STERIS CORPORATION
                                                5960 Heisley Road
                                                Mentor, Ohio  44060

                    STERIS Corporation 401(k) Plan and Trust

             Audited Financial Statements and Supplemental Schedules

                           December 31, 1998 and 1997


                                    CONTENTS



REQUIRED INFORMATION

Report of Independent Auditors.............................................  1

FINANCIAL STATEMENTS PROVIDED

Statements of Net Assets Available for Benefits, with Fund
    Information as of December 31, 1998 and 1997...........................  2
Statement of Changes in Net Assets Available for Benefits,
    with Fund Information for the year ended December 31, 1998.............  4
Notes to Financial Statements--December 31, 1998 and 1997..................  5


SUPPLEMENTAL SCHEDULES

Line 27(a)--Schedule of Assets Held for Investment Purposes................  10
Line 27(d)--Schedule of Reportable Transactions............................  11


EXHIBITS

Exhibit 23--Consent of Independent Auditors................................  12

                         Report of Independent Auditors


Board of Directors
STERIS Corporation
Mentor, Ohio

We have audited the accompanying financial statements of STERIS Corporation 401(k) Plan and Trust (the "Plan") as of December 31, 1998 and 1997, and for the year ended December 31, 1998, as listed in the table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated, in all material respects in relation to the financial statements taken as a whole.



June 23, 1999

                               STERIS Corporation
                              401(k) Plan and Trust

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1998


                                                                         Victory
                                          Victory          Victory      Investment
                                           Stock          Balanced       Quality         EB Magic
                                         Index Fund         Fund        Bond Fund          Fund
                                       ------------------------------------------------------------------
ASSETS
Investments, at contract value                                                         $  4,357,220
Investments, at fair value:
   STERIS Corporation common shares
   Mutual funds                         $ 49,467,063    $ 43,263,854   $ 3,170,901
   Common/collective trusts                                                               7,941,067
   Participant loans receivable
   Other investments
                                       ------------------------------------------------------------------
Total investments                         49,467,063      43,263,854     3,170,901       12,298,287
Receivables:
   Employer contributions                    293,554         141,040        28,850          110,653
   Accrued income                                                                            28,995
   Other                                      27,139
                                       ------------------------------------------------------------------
Total receivables                            320,693         141,040        28,850          139,648
                                       ------------------------------------------------------------------
Total assets                              49,787,756      43,404,894     3,199,751       12,437,935

LIABILITIES
Accrued purchase of investments                               21,996        20,419           18,466
                                       ------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS       $ 49,787,756    $ 43,382,898   $ 3,179,332     $ 12,419,469
                                       ==================================================================




                                            STERIS
                                            Stock        Participant
                                            Fund            Loans            Total
                                       ------------------------------------------------
ASSETS
Investments, at contract value                                          $   4,357,220
Investments, at fair value:
   STERIS Corporation common shares     $ 40,551,792                       40,551,792
   Mutual funds                                                            95,901,818
   Common/collective trusts                                                 7,941,067
   Participant loans receivable                          $ 3,460,489        3,460,489
   Other investments                          32,027                           32,027
                                       ------------------------------------------------
Total investments                         40,583,819       3,460,489      152,244,413
Receivables:
   Employer contributions                    174,297                          748,394
   Accrued income                                450             227           29,672
   Other                                      81,647                          108,786
                                       ------------------------------------------------
Total receivables                            256,394             227          886,852
                                       ------------------------------------------------
Total assets                              40,840,213       3,460,716      153,131,265

LIABILITIES
Accrued purchase of investments                                                60,881
                                       ------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS       $ 40,840,213     $ 3,460,716    $ 153,070,384
                                       ================================================


See notes to financial statements.

                               STERIS Corporation
                              401(k) Plan and Trust

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1997


                                                                     Victory
                                       Victory         Victory      Investment                STERIS
                                        Stock          Balanced      Quality     EB Magic      Stock      Participant
                                      Index Fund        Fund        Bond Fund      Fund        Fund          Loans          Total
                                     -----------------------------------------------------------------------------------------------
ASSETS
Investments at contract value                                                  $ 4,005,365                              $  4,005,365
Investments at fair value:
   STERIS Corporation common shares                                                         $ 8,507,199                    8,507,199
   Mutual funds                      $ 30,567,888   $ 11,791,413   $ 875,750                                              43,235,051
   Common/collective trusts                                                      4,260,448                                 4,260,448
   Participant loans receivable                                                                           $ 1,787,987      1,787,987
   Other investments                                                                              5,246                        5,246
                                     -----------------------------------------------------------------------------------------------
Total investments                      30,567,888     11,791,413     875,750     8,265,813    8,512,445     1,787,987     61,801,296
Receivables:
   Employer contributions                 266,355        114,551      26,069       123,834      149,141                      679,950
   Participant contributions              116,912         48,290      10,158        47,941       56,358                      279,659
   Accrued income                               4              2                    38,377          338                       38,721
   Other                                                                            10,202                                    10,202
                                     -----------------------------------------------------------------------------------------------
Total receivables                         383,271        162,843      36,227       220,354      205,837                    1,008,532
                                     -----------------------------------------------------------------------------------------------
Total assets                           30,951,159     11,954,256     911,977     8,486,167    8,718,282     1,787,987     62,809,828

LIABILITIES
Accrued purchase of investments           154,271         88,979      10,736                                                 253,986
NET TRANSFERS PENDING                     (37,360)       (40,689)       (578)       58,143       (2,033)       22,517              0
                                     -----------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS    $ 30,834,248   $ 11,905,966   $ 901,819   $ 8,428,024  $ 8,720,315   $ 1,765,470  $  62,555,842
                                     ===============================================================================================


See notes to financial statements.

                               STERIS Corporation
                              401(k) Plan and Trust

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                      For the Year Ended December 31, 1998

                                                                      Victory
                                          Victory      Victory       Investment                 STERIS
                                           Stock       Balanced       Quality     EB Magic       Stock    Participant
                                        Index Fund       Fund        Bond Fund      Fund         Fund         Loans         Total
                                      ----------------------------------------------------------------------------------------------
ADDITIONS
Investment income:
   Net appreciation in fair value
     of investments                   $  4,421,152  $  2,002,431  $    31,652  $    325,711 $  8,031,908               $ 14,812,854
   Interest and dividends                4,848,006     3,348,803      107,827       331,255       21,716  $   198,718     8,856,325
   Other receipts                                                                                             314,743       314,743
                                      ---------------------------------------------------------------------------------------------
                                         9,269,158     5,351,234      139,479       656,966    8,053,624      513,461    23,983,922

Contributions:
  Participants                           3,805,384     1,641,108      374,065     1,282,025    1,961,785                  9,064,367
  Employer                               1,212,391       545,297      121,292       456,862      678,218                  3,014,060
                                      ---------------------------------------------------------------------------------------------
                                         5,017,775     2,186,405      495,357     1,738,887    2,640,003                 12,078,427
                                      ---------------------------------------------------------------------------------------------
Total additions                         14,286,933     7,537,639      634,836     2,395,853   10,693,627      513,461    36,062,349
DEDUCTIONS
Benefits paid to participants           (3,122,252)   (4,300,439)    (148,452)   (1,573,821)  (3,789,555)    (208,434)  (13,142,953)
Administrative expenses                    (34,634)       (7,364)        (208)         (411)     (81,397)                  (124,014)
                                      ---------------------------------------------------------------------------------------------
Total deductions                        (3,156,886)   (4,307,803)    (148,660)   (1,574,232)  (3,870,952)    (208,434)  (13,266,967)
                                      ---------------------------------------------------------------------------------------------
Net increase prior to transfers         11,130,047     3,229,836      486,176       821,621    6,822,675      305,027    22,795,382
Transfers from ERA Plan                               32,508,318                              32,080,317                 64,588,635
Transfers from Isomedix 401(k) Plan      1,957,407       311,112       65,308       367,698      429,000                  3,130,525
Transfers from (to) other funds          5,866,054    (4,572,334)   1,726,029     2,802,126   (7,212,094)   1,390,219
                                      ---------------------------------------------------------------------------------------------
Net increase                            18,953,508    31,476,932    2,277,513     3,991,445   32,119,898    1,695,246    90,514,542
Net assets available for benefits at
   beginning of year                    30,834,248    11,905,966      901,819     8,428,024    8,720,315    1,765,470    62,555,842
                                      ---------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS AT
    END OF YEAR                       $ 49,787,756  $ 43,382,898  $ 3,179,332  $ 12,419,469 $ 40,840,213  $ 3,460,716  $ 153,070,384
                                      ==============================================================================================


See notes to financial statements.

                               STERIS Corporation
                              401(k) Plan and Trust

                          Notes to Financial Statements

                           December 31, 1998 and 1997


A.     DESCRIPTION OF THE PLAN

The following brief description of the STERIS Corporation 401(k) Plan and Trust (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility, and other matters.

GENERAL

The Plan, which became effective April 1, 1992, is a contributory plan available to all domestic employees of STERIS Corporation (the "Company" or "STERIS") who have completed three months of service and have attained the age of 18 (21 prior to June 30, 1996). Employee participation in the Plan is voluntary and enrollment in the Plan is permitted on the first day of each January, April, July, and October (an "Entry Date"). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code.

Effective January 1, 1998, the Isomedix Inc. Employee Savings and Protection Plan (the "Isomedix Plan") and the AMSCO Employees' Retirement Account (the "ERA Plan") were merged into the Plan. Also on January 1, 1998, or shortly thereafter, the equity of all participants and beneficiaries in the Isomedix Plan and the ERA Plan as of the date of the merger were transferred to the Plan.

CONTRIBUTIONS

A participant is permitted to contribute not less than 1 percent and not more than 10 percent of his/her compensation received during a calendar year. All contributions made by a participant must be "before-tax" deferred compensation contributions.

                               STERIS Corporation
                              401(k) Plan and Trust

                    Notes to Financial Statements--Continued


A.     DESCRIPTION OF THE PLAN--CONTINUED

The Company may make matching discretionary contributions to a participant's account. The level of matching contributions is determined quarterly by the Company. Employer contributions are allocated to each participant's account in accordance with the investment election choices made by the participant. For the year ended December 31, 1998, the Company made a 50% matching contribution in cash on employee contributions on the first 6% of eligible participant compensation.

Participants are fully vested in Company matching contributions at such time as the contribution is made.

PARTICIPANT ACCOUNTS

Each participant may direct their contributions to be invested in 5 percent increments in any combination of the following investment options:

     EB Magic Fund, Victory Stock Index Fund, Victory Balanced Fund, Victory Investment Quality Bond Fund or STERIS Corporation common stock.

The allocation of a participant's contributions to these investment funds is selected by the participant and may be changed at any time. A participant may elect to have a portion or all of the balance of his prior contributions (in increments of 5 percent) transferred from any fund in which it is invested to any other fund.

Separate accounts are maintained for each participant showing each type of contribution and the interest of each participant in the various funds. The fund provides participants the opportunity to apply for a loan up to 50% of that participants balance, not to exceed $50,000.

At December 31, 1998 and 1997, no amounts had been allocated to participants who have withdrawn from the Plan.

VESTING AND PAYMENT OF BENEFITS

Participant contributions, with all earnings and appreciation thereon, are fully vested at all times. A participant whose employment terminates due to death or retirement (including retirement on account of total and permanent disability) or for reasons other than death or retirement will be eligible for a distribution equal to the full amount of the separate accounts attributable to their participant contributions.

                               STERIS Corporation
                              401(k) Plan and Trust

                    Notes to Financial Statements--Continued


A.     DESCRIPTION OF THE PLAN--CONTINUED

The Company, by action of its Board of Directors and without approval of its shareholders, has the right to amend, suspend, or terminate the Plan in its entirety. If the Plan is terminated, all amounts credited to a participant's account will be paid to such participant as directed by the Company.

PLAN EXPENSES

Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, are paid by the respective funds. All other general and administrative expenses incurred in the administration of the Plan are charged against the respective funds, unless the employer elects to pay such amounts. The employer has elected to pay audit fees only.

B.     SIGNIFICANT ACCOUNTING POLICIES

Investments in the EB Magic Fund are stated at fair value as determined by the trustee based on the underlying investments held in the fund. Also, included in the EB Magic Fund at December 31, 1998 are two fully benefit responsive guaranteed investment contracts. These contracts are carried at contract value which approximates fair value. The average yield and crediting interest rate for the year ended December 31, 1998 was 8.15%. Interest rates are fixed. All contracts mature in 1999. All other investments are stated at fair value as measured by quoted prices in active markets.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain prior year amounts have been reclassified to conform with current year reporting.

C.     TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions include the investment in the special funds of the trustee and the payment of administrative expenses.

The Plan purchased shares of common stock of the Company for $6,082,916 and sold shares of common stock of the Company for $12,994,790 during the year ended December 31, 1998.

                               STERIS Corporation
                              401(k) Plan and Trust

                    Notes to Financial Statements--Continued


D.     INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated November 23, 1992, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

E.     INVESTMENTS

The Plan's investments are held by a bank administered trust fund and are presented in the following table:


                                                               Cost         Fair Value
                                                         ------------------------------
December 31, 1998:
   Collective Investment Trusts of KeyBank
     National Association:
       *Employee Benefits Money Market Fund              $      32,027   $       32,027
       *EB Magic Fund                                        7,585,348      **7,941,067
       Mutual Funds:
         *Victory Stock Index Fund                          40,094,467     **49,467,063
         *Victory Balanced Fund                             40,699,295     **43,263,854
         *Victory Investment Quality Bond Fund               3,130,764      **3,170,901

   *STERIS Corporation common stock                         32,651,084     **40,551,792
   Guaranteed investment contracts                           4,357,220      **4,357,220
   Participant loans                                                        **3,460,489
                                                         ------------------------------

                                                         $ 128,550,205   $  152,244,413
                                                         ==============================
December 31, 1997:
   Collective Investment Trusts of KeyBank
     National Association:
       *Employee Benefits Money Market Fund              $       5,246   $        5,246
       *EB Magic Fund                                        4,103,332      **4,260,448
        Mutual Funds:
         *Victory Stock Index Fund                          24,642,217     **30,567,888
         *Victory Balanced Fund                             10,658,814     **11,791,413
         *Victory Investment Quality Bond Fund                 859,272          875,750

   *STERIS Corporation common stock                          5,086,037      **8,507,199
   Guaranteed investment contracts                           4,005,365      **4,005,365
   Participant loans                                                        **1,787,987
                                                         ------------------------------

                                                         $  49,360,283   $   61,801,296
                                                         ==============================


*   Party-in-interest

** Investment representing five percent or more of the Plan's net assets available for benefits at December 31, 1998 and 1997, respectively.

                               STERIS Corporation
                              401(k) Plan and Trust

                    Notes to Financial Statements--Continued

F.     YEAR 2000 ISSUE (UNAUDITED)

STERIS Corporation has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. STERIS Corporation currently expects the project to be substantially complete by mid-year 1999. STERIS Corporation does not expect this project to have a significant effect on plan operations.

                               STERIS Corporation
                              401(k) Plan and Trust

           Line 27(a)--Schedule of Assets Held for Investment Purposes Employee Identification Number--34-1482024 Plan Number--001

                                December 31, 1998



                                                                         Cost          Fair Value
                                                                   --------------------------------

Collective Investment Trusts of KeyBank National Association:
   *Employee Benefits Money Market Fund                            $       32,027    $      32,027
   *EB Magic Fund                                                       7,585,348        7,941,067

Mutual Funds of KeyBank National Association:
   *Victory Stock Index Fund                                           40,094,467       49,467,063
   *Victory Balanced Fund                                              40,699,295       43,263,854
   *Victory Investment Quality Bond Fund                                3,130,764        3,170,901

*STERIS Corporation common stock                                       32,651,084       40,551,792

Guaranteed investment contracts                                         4,357,220        4,357,220

Participant loans (interest rates ranging from 8.75% to 10.75%)                          3,460,489
                                                                   -------------------------------

                                                                   $ 128,550,205     $ 152,244,413
                                                                   ===============================


*        Party-in-interest

                               STERIS Corporation
                              401(k) Plan and Trust

                 Line 27(d)--Schedule of Reportable Transactions
           Employee Identification Number--34-1482024 Plan Number--001

                      For the Year Ended December 31, 1998

                                                                                                   Current
                                                                                                   Value of
                                                                                                   Asset on         Net
 Number of                                         Purchase         Selling         Cost of       Transaction     Gain or
Transactions       Description of Asset              Price           Price           Asset           Date         (Loss)
-------------------------------------------------------------------------------------------------------------------------

CATEGORY (I) INDIVIDUAL TRANSACTION IN EXCESS OF 5% OR PLAN ASSETS

     1       *Victory Stock Index                $  3,896,323                    $ 3,896,323    $  3,896,323

CATEGORY (III) SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

    122      *EB Magic fund                       $ 6,381,991                    $ 6,381,991     $ 6,381,991
    100                                                           $ 3,027,083      2,899,980       3,027,083   $  127,103

    180      *EB Money Market Fund                 11,659,313                     11,659,313      11,659,313
    178                                                            11,632,532     11,632,532      11,632,532

    142      *STERIS Corporation Common             6,082,916                      6,082,916       6,082,916
    128        Stock                                               12,994,790      9,701,685      12,994,790    3,293,105

    147      *Victory Investment                    2,787,358                      2,787,358       2,787,358
     55        Quality Bond Fund                                      523,859        515,868         523,859        7,991

    158      *Victory Stock Index                  19,770,854                     19,770,854      19,770,854
     87        Fund                                                 5,292,832      4,315,909       5,292,832      976,923

    105      *Victory Balance                       6,566,617                      6,566,617       6,566,617
    138        Fund                                                 9,604,925      9,052,181       9,604,925      552,744

     32      Participant Loans                      2,392,595                      2,392,595       2,392,595
    128                                                               806,360        806,360         806,360


There were no category (ii) or (iv) reportable transactions during the year ended December 31, 1998.

*Party-in-interest

                                   SIGNATURES



THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                                              STERIS Corporation 401(k) Plan and
                                              Trust




Dated: June 28, 1999                            By: /s/ Laura L. Weien
                                                   -----------------------------
                                                   Laura L. Weien
                                                   Treasurer